CULLEN FUNDS TRUST
645 Fifth Avenue
New York, New York 10022

October 23, 2009

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Larry Greene

Re:	Cullen Funds Trust (the “Trust”) File Nos.: 333-33302 and 811-09871

Dear Mr. Greene:

     The purpose of this letter is to respond to oral comments of the SEC staff provided to the Trust on October 22, 2009 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 28 to its Registration Statement on Form N-1A (the “Registration Statement”). PEA No. 28 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on August 31, 2009. The sole purpose of PEA No. 28 was to reflect changes to the prospectuses and statements of additional information (“SAIs”) of various classes of shares of each of two separate series of the Trust, the Cullen High Dividend Equity Fund and the Cullen International High Dividend Fund (collectively, the “Funds” and individually, a “Fund”), relating to changes in the following service providers to the Trust: (i) administration and accounting agent; (ii) custodian; (iii) transfer agent and dividend disbursing agent; and (iv) distributor. These changes had previously been reflected in supplements to the respective prospectuses of the Funds as filed on July 15, 2009.

     The Trust intends to file a PEA to its Registration Statement under Rule 485(b) of the 1933 Act on or about October 26, 2009. The purpose of that filing will be to incorporate the changes contemplated by the responses to staff’s comments as set forth below and for annual updating as contemplated by Rule 8b-16(a) under the Investment Company Act of 1940, as amended. Such PEA will also combine the respective prospectuses and SAIs of the two Funds and the various classes of shares thereof into one prospectus and one SAI.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

     In addition, in connection with this filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus of the Cullen International High Dividend Fund1

     1. In the section entitled “WHAT ARE THE FUND’S PRINCIPAL INVESTMENT STRATEGIES” on page 1, consider whether to add disclosure indicating how many countries in which the Fund may invest.

     This section of the prospectus, now under the subheading “–Cullen International High Dividend Fund,” contains an extensive list of countries in which the Fund may invest that, we believe, clearly indicates that the Fund’s investments by country will be highly diversified.

     2. In the section entitled “WHAT ARE THE FUND’S PRINCIPAL INVESTMENT STRATEGIES” on page 1, discuss whether the Fund automatically rebalances.

     The portfolio is managed in a manner such that the Fund generally has approximately equal weightings amongst the relative holdings at the time of original purchase. After the time of original purchase, the Fund does not systematically rebalance. In the event of shareholder subscriptions or redemptions, the portfolio managers evaluate the relative market values of each holding compared to the Fund’s total market value and consider the relative prices of each holding to determine which

1 To the extent that the staff’s comments might fairly be viewed as equally applicable to the disclosures relating to the Cullen High Dividend Equity Fund, changes have been made as well to those disclosures.

security/securities to purchase or sell. Accordingly, the prospectus has been revised by the addition of the underlined statement as follows:

The Fund invests roughly similar amounts of its assets in each stock in the portfolio at the time of original purchase, although the portfolio is not systematically rebalanced.

     3. With regard to the Fees and Expenses Table, consider whether, because the Fund may invest in investment company securities, a line item for “Acquired Fund Fees and Expenses” needs to be added.

     In connection with updating for fiscal year 2009 information, such a line item is required and has been added.

     4. With regard to the footnotes to the Fund’s Fees and Expenses Table, all of the footnotes should follow the Expense Example, not precede it.

     The prospectus has been revised such that the footnotes now follow the Expense Example instead of the Table.

     5. With regard to footnote “d” of the Fees and Expenses Table, consider why the stated contractual limits for the respective share classes do not correspond exactly to Net Annual Fund Operating Expenses as shown in the Table.

     In updating this information for the 2009 fiscal year, this discrepancy no longer exists. (For the 2008 fiscal year, the discrepancy is believed to have been due principally to rounding.)

     6. With regard to footnote “d” to the Fees and Expenses Table, it is noted that the Fund may show Net Annual Fund Operating Expenses only if the fee waiver is to be in effect for at least the next full fiscal year and that the stated termination date of October 31, 2009 does not comport with that requirement.

     The prospectus has been revised to disclose that the fee waiver has been extended through October 31, 2010.

SAI of the Cullen High Dividend Equity Fund

     7. In the investment restrictions under the section “Fundamental Restrictions” on page B-9, restrictions 12 and 14 appear to be redundant.

     We have revised the SAI to delete restriction 14 as we agree that is fully redundant with restriction 12 (now restriction 11).

     8. Include comparable PATRIOT Act disclosure language as included in the SAI under the section “Anti-Money Laundering Program” in the prospectus.

     We have revised the prospectus such that the identical two paragraphs included in the above-referenced section are included in the “Additional Policies” section on page 26 of the prospectus.

* * * *

     If you have any additional questions or require further information, please contact Andrew Shaw of Sidley Austin LLP at 312-853-7324 or Jeff Battaglia of the Cullen Funds Trust at 212-843-0453.

Sincerely,

Cullen Funds Trust

/s/ Jeff Battaglia

Name: Jeff Battaglia
Title: Treasurer

cc:  Andrew Shaw, Sidley Austin LLP